Blue Biofuels, Inc.

3710 Buckeye Street, Suite 120

Palm Beach Gardens 33410

April 29, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Blue Biofuels, Inc.
Registration Statement on Form S-1
Filed February 7, 2022
File No. 333-262565

Dear Sir or Madam:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Blue Biofuels, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission consent to the withdrawal of the Company’s Registration Statement on Form S-1 (Registration No. 333-262565) (the “Registration Statement”). The Company is requesting withdrawal of the Registration Statement because the Company has elected not to proceed with the proposed offering thereunder at this time. No securities were sold pursuant to the Registration Statement. The Company also requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account for future use.

Questions concerning this application for withdrawal may be directed to the Company’s legal counsel, Jeff Cahlon of Sichenzia Ross Ference LLP, at 212-930-9700.

Thank you for your assistance in this matter.

Very truly yours,

Blue Biofuels, Inc.

By:	/s/ Anthony Santelli
Anthony Santelli
Chief Financial Officer